Exhibit 3

PROXY CARD	Please mark your votes like this	☒

			FOR all	WITHHOLD	FOR all Nominees
			Nominees	AUTHORITY for all Nominees	except (see instructions below )
1.	To elect five members of the Board of Directors to hold office until the next annual meeting of shareholders and until their respective successors are duly elected and qualified. The nominees are:		☐	☐	☐

	NOMINEES:	01) Shlomo Nehama
02) Ran Fridrich
03) Hemi Raphael
04) Oded Akselrod
05) Anita Leviant

To withhold authority to vote for any individual nominee, mark “For All Except” and write the nominee’s number on the line below.

2.
To reappoint Kost Forer Gabbay & Kasierer (a member of Ernst & Young Global) as the independent auditors of the Company for the fiscal year ending December 31, 2010, and to authorize our Board of Directors to approve, following the approval of the Company’s audit committee, the remuneration of the independent auditors in accordance with the volume and nature of their services.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

3A.
To approve the extension of the Management Services Agreement among the Company, Meisaf Blue & White Holdings Ltd. and Kanir Joint Investments (2005) Limited Partnership for an additional one-year period as set forth in the accompanying Proxy Statement.
		FOR	AGAINST	ABSTAIN
		☐	☐	☐

3B.	In connection with Proposal 3A above, please indicate whether you have a “personal interest” in the approval of the Proposal and, if you indicate YES, please provide details.	YES	NO
		☐	☐

▼ FOLD AND INSERT IN ENVELOPE PROVIDED▼

		FOR	AGAINST	ABSTAIN
4.
To approve the reverse share split of the Company’s ordinary shares at a ratio not to exceed one-for-ten, to provide the Company’s board of directors with the authority and to approve the other related resolutions, all as set forth in the accompanying Proxy Statement.
		☐	☐	☐

NOTE: Your signature should appear the same as your name appears hereon. In signing as attorney, administrator, executor, trustee or guardian, please indicate the capacity in which signing. If two or more persons are joint owners of a share, this instrument must be executed by the person who is registered first in the Company’s Register of Members. When a proxy is given by a corporation, it should be signed by an authorized officer using the corporation’s full name and the corporate seal affixed. When a proxy is given by a partnership, it should be signed by an authorized person using the partnership’s full name. PLEASE MARK, DATE, SIGN AND RETURN THE PROXY CARD PROMPTLY USING THE SELF-ADDRESSED ENVELOPE ENCLOSED.

COMPANY ID:

PROXY NUMBER:

ACCOUNT NUMBER:

Signature _________________________	Signature ____________________________	Date _______________ , 2010.

▼ FOLD AND INSERT IN ENVELOPE PROVIDED ▼

ELLOMAY CAPITAL LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 22, 2010.

    The undersigned, a shareholder of Ellomay Capital Ltd., an Israeli company (the “Company”), revoking any previous proxies, does hereby appoint Ran Fridrich and Kalia Weintraub (each of them hereinafter, the “Proxy”), or either one of them, with the full power of substitution, and hereby authorizes the Proxy to represent and to vote, asdesignated on the reverse side, all ordinary shares, NIS 1.00 nominal value per share, of the Company held of record by the undersigned at the close of business on November 22, 2010, at the Annual Meeting of Shareholders of the Company to be held at the offices of the Company at 9 Rothschild Boulevard, 2nd Floor, Tel-Aviv 66881, Israel, on December 22, 2010, at 12:00 noon, Israel time (the “Shareholders Meeting”), and any adjournment(s) thereof.

    WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1, 2 AND 4. PLEASE NOTE THAT YOU ARE REQUIRED TO INDICATE WHETHER OR NOT YOU HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL 3A BY MARKING ITEM 3B, WHETHER YOU VOTE FOR OR AGAINST SUCH PROPOSAL. IF YOU FAIL TO MARK ITEM 3B, YOUR VOTE WILL NOT BE COUNTED WITH RESPECT TO PROPOSAL 3A, WHETHER OR NOT A VOTE WITH RESPECT TO SUCH PROPOSAL IS MARKED. IF YOU PROPERLY MARK ITEM 3B, AND NO DIRECTION IS MADE UNDER PROPOSAL 3A, THIS PROXY WILL BE VOTED “FOR” SUCH PROPOSAL.

    With respect to any additional matters as may properly come before the Shareholders Meeting and any adjournment or postponement thereof, said Proxy will vote in accordance with his or her discretionary authority and best judgment.

    Return of your proxy does not deprive you of your right to attend the Shareholders Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Shareholders Meeting.

(Continued, and to be marked, dated and signed, on the other side)